ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM
October 31, 2018	Nathan D. Briggs T: 1 202 626 3909 F: 1 202 383 9308 nathan.briggs@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re:	Preliminary Proxy Statement of:

PIMCO Municipal Income Fund (File No. 811-10377)

PIMCO California Municipal Income Fund (File No. 811-10379)

PIMCO New York Municipal Income Fund (File No. 811-10381)

PIMCO Municipal Income Fund II (File No. 811-21076)

PIMCO California Municipal Income Fund II (File No. 811-21077)

PIMCO New York Municipal Income Fund II (File No. 811-21078)

PIMCO Municipal Income Fund III (File No. 811-21187)

PIMCO California Municipal Income Fund III (File No. 811-21188)

(each a “Fund” and, collectively, the “Funds”)

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on October 26, 2018, regarding the preliminary proxy statement of the Funds (the “Preliminary Proxy”), which was filed on October 19, 2018. The Preliminary Proxy was filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with a potential contested Trustee election at the Funds’ 2018 annual shareholders meeting.

A summary of the Staff’s comments and the Funds’ responses are set forth below. The responses will be reflected, to the extent applicable, in the Funds’ definitive proxy statement (the “Definitive Proxy”) to be filed on or about November 1, 2018. Capitalized terms used but not defined herein have the meaning set forth in the Preliminary Proxy.

1.

Comment: Disclosure on page 3 states: “Dryden is a Preferred Shareholder that owns less than 1% of each Fund’s ARPS and that purchased ARPS of certain of the Funds at a substantial discount to their face value as recently as this year.” Please revise this language to make it clear that Dryden Capital Fund, LP (“Dryden”) has owned shares of the ARPS of each Fund since 2016.

Response: The Fund has revised the above-referenced disclosure in the Definitive Proxy as follows:

Dryden is a Preferred Shareholder that owns less than 1% of each Fund’s ARPS ~~and that purchased ARPS of certain of the Funds at a substantial discount to their face value as recently as this year~~. Dryden first purchased ARPS of each Fund in 2016, and has continued to purchase ARPS of certain of the Funds at a substantial discount to their face value as recently as this year.

2.

Comment: Disclosure on page 5 states that shareholders may revoke their proxies by submitting a later-dated proxy vote. Please revise this disclosure to reflect that preferred shareholders may revoke a proxy by submitting a later-dated proxy card to either the Funds or Dryden.

Response: The Funds have reviewed the above-referenced disclosure and respectfully decline to make any changes in response to this Comment. The Funds believe that the current disclosure stating that shareholders may revoke their proxy “by properly executing and timely submitting a later-dated proxy vote” is accurate and consistent with the requirements of Item 2 of Schedule 14A as well as disclosure contained in proxy statements for other registrants involving contested elections.

3.

Comment: The second paragraph on page 9 states: “All current members of the Board of each Fund are (and Messrs. Kertess, Maney, and Rappaport, if re-elected, will remain) “Continuing Trustees,” as such term is defined in the Declaration of the applicable Fund. The Dryden nominee, if elected, would not be a “Continuing Trustee.” Please add disclosure to this paragraph explaining the relevance of being deemed a “Continuing Trustee.”

Response: In response to this Comment, the Funds have added the following disclosure to the Definitive Proxy:

Pursuant to each Fund’s Declaration of Trust, certain corporate actions and/or transactions involving the Fund outside of the ordinary course of business (including, among others, mergers, consolidations, significant dispositions of Fund assets, any shareholder proposals as to specific investment decisions and the conversion of a Fund to an open-end fund) would require the approval of 75% of the Funds’ outstanding shares, unless approved by both a majority of the Board of Trustees and 75% of the Continuing Trustees (in which case shareholders have only the voting rights required by the 1940 Act with respect to such transaction or corporate action, if any).

4.

Comment: On page 30, disclosure beneath the heading “Required Vote” indicates that the re-election or election of Trustees requires a vote of a plurality of the holders of the applicable share classes. Please revise this paragraph to include an explanation of the term “plurality.”

Response: The Funds have revised the above-referenced disclosure as follows:

The re-election of Messrs. Rappaport and Maney to the Board of PMF, PCQ, PNF, PML, PCK and PNI will require the affirmative vote of a plurality of the votes of the Common Shareholders and Preferred Shareholders (voting together as a single class) of the relevant Fund cast in the election of Trustees at the Meeting, in person or by proxy. The re-election of Mr. Kertess or the election of the Dryden Nominee to the Board of PMF, PCQ, PNF, PML, PCK and PNI will require the affirmative vote of a plurality of the votes of the Preferred Shareholders (voting as a separate class) of the relevant Fund cast in the election of Preferred Shares Trustees at the Meeting, in person or by proxy. The re-election of Messrs. Kertess and Maney to the Board of PMX and PZC will require the affirmative vote of a plurality of the votes of the Common Shareholders and Preferred Shareholders (voting together as a single class) of the relevant Fund cast in the election of Trustees at the Meeting, in person or by proxy. The re-election of Mr. Rappaport or the election of the Dryden Nominee to the Board of PMF, PCQ, PNF, PML, PCK and PNI will require the affirmative vote of a plurality of the votes of the Preferred Shareholders (voting as a separate class) of the relevant Fund cast in the election of Preferred Shares Trustees at the Meeting, in person or by proxy. The requirement for “the affirmative vote of a plurality of the votes… cast” means, assuming that a quorum is present, that the nominee who receives the largest number of votes of the applicable Shares cast in person or by proxy at the Meeting (even if he or she receives less than a majority) will be elected or re-elected, as applicable, as a Trustee.

5.	Comment: Please disclose the names and addresses of the Funds’ administrator and principal underwriter, in accordance with Item 22(a)(3) of Schedule 14A.

Response: The Funds respectfully submit that they do not have a principal underwriter or separate administrator. Pursuant to an Investment Management Agreement between the Funds and PIMCO, PIMCO provides or causes to be furnished all supervisory and administrative and other services reasonably necessary for the operation of the Funds. Accordingly, the Funds decline to make any changes in response to this Comment.

6.

Comment: Disclosure on page 40 states: “In certain circumstances in which the Fund has received sufficient votes to approve a matter being recommended for approval by the Fund’s Board, the Fund may request that brokers and nominee entities, in their discretion, withhold or withdraw submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal.”

It is the view of the Staff that the Funds may not request that parties withhold or withdraw broker non-votes to avoid the need for solicitation of additional votes in favor of a proposal. Please revise the referenced language accordingly.

Response: Without necessarily agreeing with the Staff’s position, the Funds have removed the above-referenced disclosure from the Definitive Proxy as the Funds do not believe such scenario is relevant to the proposals contained in the Definitive Proxy.

7.

Comment: Disclosure on page 40 states: “For a proposal requiring approval of a plurality of votes cast, such as the election of Trustees, abstentions and broker non-votes will have no effect on the outcome of any Proposal.” Please revise this disclosure to specify that, for the contested preferred share Trustee elections, non-votes for a candidate will make it more challenging for a candidate to achieve more votes than the opposition candidate.

Response: The Funds have revised the above-referenced disclosure as follows:

For a proposal requiring approval of a plurality of votes cast, such as the election of Trustees, abstentions and broker non-votes will ~~have no effect on the outcome of such a Proposal~~not be counted towards the achievement of a plurality of votes cast for a nominee.

****

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.

Wu-Kwan Kit, Esq.

David C. Sullivan, Esq.